Exhibit 99.2

For analyst and media enquiries please
Call Sean O’ Sullivan on: +61 2 8274 5239
23 November 2009
2nd quarter net operating profit US$37.6m
Half year net operating profit US$79.2m
(Excluding asbestos, ASIC expenses and tax adjustments)
James Hardie today announced a US$37.6 million net operating profit, excluding asbestos, ASIC expenses and tax adjustments, for the quarter ended 30 September 2009. This represents an increase of 4% compared to the corresponding quarter of last year.
The net operating result including asbestos, ASIC expenses and tax adjustments was a loss of US$19.6 million, compared to a profit of US$153.5 million for the same quarter last year.
For the half year, net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 4% to US$79.2 million from US$76.2 million. Including asbestos, ASIC expenses and tax adjustments, net operating profit moved from US$154.9 million to a loss of US$97.5 million.
The results include unfavourable asbestos adjustments of US$62.7 million for the quarter and US$182.5 million for the half year, which are solely attributable to the appreciation of the Australian dollar against the US dollar, from US$0.6872 at 31 March 2009, to US$0.8126 at 30 June 2009 and to US$0.8786 at 30 September 2009.
USA and Europe Fibre Cement sales volume continued to decline on a year over year basis, although compared to the first quarter of fiscal year 2010 sales volume was down only slightly.
According to US Bureau of the Census single family housing starts in the September quarter 2009 were 139,000, 15% below the September quarter 2008. For the month of September 2009, single family housing starts were 74% below the January 2006 peak of 2.265 million annualised starts.
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent to or derived from certain US GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volume (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”); and Non-US GAAP financial measures (“EBIT excluding asbestos and ASIC expenses”, “EBIT margin excluding asbestos and ASIC expenses”, “Net operating profit excluding asbestos, ASIC expenses and tax adjustments”, “Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments”, “Operating profit before income taxes excluding asbestos”, “Effective tax rate excluding asbestos and tax adjustments”, “EBITDA” and “General corporate costs excluding domicile change related costs”). Unless otherwise stated, results and comparisons are of the 2nd quarter and 1st half of the current fiscal year versus the 2nd quarter and 1st half of the prior fiscal year.
Media Release: James Hardie – 2nd quarter and Half Year FY10

Operating Performance
Total sales for the second quarter decreased 11% to US$304.2 million, gross profit was up 4% to US$117.6 million and EBIT excluding asbestos and ASIC expenses was 11% higher at US$62.8 million compared to the same period last year. EBIT including asbestos and ASIC expenses for the second quarter moved from US$192.2 million last year to a loss of US$0.8 million in the current year.
For the half year, total sales decreased 17% to US$588.7 million, gross profit was down 4% to US$228.0 million and EBIT excluding asbestos and ASIC expenses increased 4% to US$126.6 million. EBIT including asbestos and ASIC expenses moved from US$215.1 million to a loss of US$57.9 million.
Despite a 17% decline in volume, USA and Europe Fibre Cement EBIT increased 7% from US$61.1 million to US$65.3 million for the quarter and increased 6% from US$126.7 million to US$134.1 million for the half year. These improved earnings were driven by lower input costs and improved plant performance which contributed to lower average unit manufacturing costs, as well as lower freight costs, an increase in the average net sales price and a slight decrease in SG&A spending.
Asia Pacific Fibre Cement net sales were down 5% and 16% for the quarter and half year, respectively. Asia Pacific Fibre Cement EBIT increased 15% to US$16.2 million for the quarter and decreased 9% to US$27.1 million for the half year. Unfavourable foreign exchange rate movements of the Asia Pacific Fibre Cement business’ currencies compared to the US dollar continue to negatively affect comparatives of US dollar results. In Australian dollars, Asia Pacific Fibre Cement EBIT increased for the quarter and half year due to improved gross margin performance and lower SG&A expenses.
Loss per share for the quarter and half year were US4.5 cents and US22.5 cents, respectively, compared to diluted earnings per share of US35.5 and US35.8 cents, respectively, in the same periods of last year.
2nd Quarter and Half Year at a Glance

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2010	FY 2009	Change	FY 2010	FY 2009	Change

Net sales	$304.2	$341.9	(11)	$588.7	$706.9	(17)
Gross profit	117.6	113.2	4	228.0	237.2	(4)
EBIT excluding asbestos and ASIC expenses	62.8	56.7	11	126.6	122.2	4
AICF SG&A expenses	(0.5)	(0.3)	(67)	(1.0)	(0.9)	(11)
Asbestos adjustments	(62.7)	140.8	—	(182.5)	100.3	—
ASIC expenses	(0.4)	(5.0)	92	(1.0)	(6.5)	85
EBIT	(0.8)	192.2	—	(57.9)	215.1	—
Net interest (expense) income	(0.4)	0.3	—	(1.1)	(0.8)	(38)
Other (expense) income	(1.0)	—	—	3.8	—	—
Income tax expense	(17.4)	(39.0)	55	(42.3)	(59.4)	29
Net operating (loss) profit	(19.6)	153.5	—	(97.5)	154.9	—
Diluted (loss) earnings per share (US cents)	(4.5)	35.5	—	(22.5)	35.8	—

Media Release: James Hardie – 2nd quarter and Half Year FY10

Net operating profit excluding asbestos, ASIC expenses and tax adjustments increased 4% for the quarter and the half year to US$37.6 million and US$79.2 million, respectively, as shown in the following table:

	Q2	Q2%		HY	HY	%
US$ Millions	FY 2010	FY 2009	Change	FY 2010	FY 2009	Change

Net operating (loss) profit	$(19.6)	$153.5	—	$(97.5)	$154.9	—

Excluding:

Asbestos:
Asbestos adjustments	62.7	(140.8)	—	182.5	(100.3)	—
AICF SG&A expenses	0.5	0.3	67	1.0	0.9	11
AICF interest income	(1.0)	(2.3)	57	(1.7)	(3.2)	47
Gain on AICF investments	(1.9)	—	—	(2.3)	—	—

ASIC expenses	0.4	5.0	(92)	1.0	6.5	(85)

Tax adjustments	(3.5)	20.5	—	(3.8)	17.4	—

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$37.6	$36.2	4	$79.2	$76.2	4

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	8.6	8.4	2	18.2	17.6	3

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments for the quarter increased 2% to US8.6 cents and for the half year increased 3% from US17.6 cents in the prior year to US18.2 cents in the current year.
CEO Commentary
“The US residential construction market remains at near historical low levels,” said James Hardie CEO, Mr Louis Gries.
As with the first quarter of fiscal year 2010, earnings benefitted from lower input and freight costs, improved plant performance and a higher average net sales price when compared with the corresponding period in fiscal year 2009.
“In this low-demand environment, the business continues to perform well financially and has stayed on strategy with product leadership initiatives,” Mr Gries added.
Asbestos Compensation
Since the Asbestos Injuries Compensation Fund (AICF) was established in 2007, James Hardie has contributed A$302 million to the fund. In fiscal year 2010, contributions to the AICF were restricted by the decline in the company’s cash flow as a result of, among other things, the unprecedented downturn in the US housing markets.
On 23 April 2009, James Hardie and the New South Wales (NSW) Government were advised by the AICF that its Board had determined that it was reasonably foreseeable that, within two years, the available assets of the AICF were likely to be insufficient to fund the payment of all reasonably foreseeable liabilities.
Media Release: James Hardie – 2nd quarter and Half Year FY10

On 7 November 2009, the NSW Government and the Australian Government advised that the Australian Government will loan up to A$160 million to the NSW Government to contribute towards a standby loan facility of up to A$320 million that the NSW Government will make available to the AICF. The proposed standby loan facility will enable the AICF to meet a short-term funding shortfall, and to continue to make payments in full.
James Hardie will now work with the AICF, the NSW Government and the Australian Government to finalise the terms and documentation of the proposed standby loan facility.
Acknowledging the standby loan facility, James Hardie reiterated its commitment to the Amended and Restated Final Funding Agreement (Amended FFA) negotiated between the company, the AICF and the NSW Government. Furthermore, based on its fiscal year results to date, James Hardie anticipates that it will make a contribution to the AICF in 2010 in accordance with the Amended FFA.
USA and Europe Fibre Cement
Net sales decreased 13% in the quarter to US$229.0 million compared to the same quarter last year. Second quarter sales volume decreased 17% to 356.9 million square feet. The average net sales price increased 5% from US$612 per thousand square feet to US$642 per thousand square feet.
For the half year, net sales were down 17% compared to the same period last year, to US$452.2 million. Sales volume decreased 21% to 714.0 million square feet, and the average net sales price increased 4% from US$606 to US$633 per thousand square feet.
Despite a 17% and 21% decrease in volume in the quarter and half year, respectively, USA and Europe Fibre Cement EBIT increased 7% to US$65.3 million for the quarter and increased 6% to US$134.1 million for the half year. This increase was driven by lower average unit manufacturing costs, lower freight costs, an increase in the average net sales price and a slight decrease in SG&A spending. The USA and Europe Fibre Cement EBIT margin was 28.6% for the quarter and 29.7% for the half year compared to 23.3% and 23.2%, respectively, for the corresponding periods of the prior year.
Asia Pacific Fibre Cement
Net sales decreased 5% to US$75.2 million for the quarter. In Australian dollars, net sales increased 2% due to a 2% increase in the average Australian dollar net sales price while sales volume remained flat.
For the half year, net sales decreased 16% to US$136.5 million. In Australian dollars, net sales decreased 3% due to a 6% decrease in sales volume, partially offset by a 3% increase in average net sales price.
The Australian business managed to maintain its sales results in the quarter, despite the overall market downturn. While Australian Bureau of Statistics data shows an increase in September approvals (compared to August approvals), addressable residential housing approvals are down 11.4% for the 12 months ended September 2009, with detached houses down 8.5% and medium density housing down 25%. The Queensland market, which is James Hardie’s largest, continued to experience the greatest declines. The recovery apparent in September is likely to be adversely affected by the reduction in the First Home Owner Grant and recent increase in interest rates.
Media Release: James Hardie – 2nd quarter and Half Year FY10

In New Zealand, residential construction stabilised, although at a significantly lower level, with total residential building approvals down 35% in the year ended August 2009, compared to the prior year. The commercial market, while more buoyant, continued to weaken.
In the Philippines, sales volume increased as a result of continued improvement in market share growth. The business’ results also benefitted from an increased average net sales price, improved manufacturing performance and reduced production costs. The Philippines business continues to seek avenues to grow volume and to lower its operating costs.
Asia Pacific Fibre Cement EBIT increased 15% to US$16.2 million for the quarter, mainly driven by higher gross margin performance, partially offset by unfavourable foreign exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 21% for the quarter.
For the half year, Asia Pacific Fibre Cement EBIT decreased 9% to US$27.1 million, mainly due to unfavourable foreign exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 4% due to an improved gross margin performance.
Cash Flow
Net operating cash flow for the half year increased to US$152.1 million from US$93.3 million in the same period last year. Capital expenditures for the purchase of property, plant and equipment for the half year increased to US$20.9 million from US$9.4 million in the same period of the prior year.
The strength of the free cash flow in the quarter and half year enabled the company to reduce net debt by US$62.1 million and US$53.3 million, respectively, during the second and first quarters of the current fiscal year. As a consequence, net debt has fallen from US$281.6 million at 31 March 2009 to US$166.2 million at 30 September 2009.
Outlook
US housing starts remain subdued with US Bureau of the Census reporting that single family housing starts in the September quarter 2009 were 139,000, 15% below the September quarter 2008. Despite this, there are some initial signs that the cycle appears to be nearing the bottom, including:
•	recent improvements in the number of monthly housing starts, albeit from a low base;
•	a small increase in the number of single family permits; and
•	some improvements in the NAHB/Wells Fargo Housing Market Index builder confidence index, again from a very low base.
Challenges to a recovery remain, including restricted access to credit for prospective home owners, the expiration of the first-time home buyers credit at the end of April 2010, the October 2009 decline in housing starts to a six-month seasonally-adjusted annualised low of 529,000, and prevailing employment market conditions.
In Australia, while housing starts in 2009 are unlikely to exceed 2008 numbers, underlying momentum in the industry appears to be gathering pace.
In New Zealand, new residential construction is anticipated to remain at the current level, having reached a market low of around 1,000 approvals per month. Housing affordability is expected to remain under pressure with increased building costs.
Media Release: James Hardie – 2nd quarter and Half Year FY10

After months of slowing economic conditions in the Philippines, key economic indicators are showing slight improvement.
The company notes the range of analysts’ forecasts for operating profit excluding asbestos, for the year ending 30 March 2010 is between US$77 million and US$115 million. Management anticipates full year earnings excluding asbestos, ASIC expenses and costs of redomicile to be at the top of the current range of analysts’ forecasts. Management cautions that market conditions remain uncertain and the upcoming northern hemisphere winter is expected to be a very challenging period for the company to generate significant operating earnings.
Changes in the company’s asbestos liability (to reflect changes in foreign exchange rates), ASIC proceedings, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s condensed consolidated financial statements. Readers are referred to Notes 6, 8 and 9 of the company’s 30 September 2009 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability, ASIC proceedings and income tax related issues, respectively.
Readers are referred to the company’s Condensed Consolidated Financial Statements and Management’s Analysis of Results for the period ended 30 September 2009 for additional information regarding the company’s results, including information regarding income taxes, asbestos and contingent liabilities.
END
Media/Analyst Enquiries:
Sean O’ Sullivan
Vice President Investor and Media Relations

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, the Management Presentation and the Condensed Consolidated Financial Statements.
These documents, along with a webcast of the management presentation on 23 November 2009, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company routinely posts information that may be of importance to investors in the Investor Relations section of its website, including press releases, financial results and other information. The company encourages investors to consult this section of its website regularly.
The company lodged its annual filing for the year ended 31 March 2009 with the SEC on 25 June 2009.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge.  Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie – 2nd quarter and Half Year FY10

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volume
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie – 2nd quarter and Half Year FY10

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos and ASIC expenses – EBIT and EBIT margin excluding asbestos and ASIC expenses are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$(0.8)	$192.2	$(57.9)	$215.1

Asbestos:
Asbestos adjustments	62.7	(140.8)	182.5	(100.3)
AICF SG&A expenses	0.5	0.3	1.0	0.9

ASIC expenses	0.4	5.0	1.0	6.5

EBIT excluding asbestos and ASIC expenses	62.8	56.7	126.6	122.2

Net Sales	$304.2	$341.9	$588.7	$706.9

EBIT margin excluding asbestos and ASIC expenses	20.6%	16.6%	21.5%	17.3%

Net operating profit excluding asbestos, ASIC expenses and tax adjustments – Net operating profit excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating (loss) profit	$(19.6)	$153.5	$(97.5)	$154.9

Asbestos:
Asbestos adjustments	62.7	(140.8)	182.5	(100.3)
AICF SG&A expenses	0.5	0.3	1.0	0.9
AICF interest income	(1.0)	(2.3)	(1.7)	(3.2)
Gain on AICF investments	(1.9)	—	(2.3)	—

ASIC expenses	0.4	5.0	1.0	6.5

Tax adjustments	(3.5)	20.5	(3.8)	17.4

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$37.6	$36.2	$79.2	$76.2

Media Release: James Hardie – 2nd quarter and Half Year FY10

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments – Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Net operating profit excluding asbestos, ASIC expenses and tax adjustments	$37.6	$36.2	$79.2	$76.2
Weighted average common shares outstanding — Diluted (millions)	436.4	433.0	436.0	433.1

Diluted earnings per share excluding asbestos, ASIC expenses and tax adjustments (US cents)	8.6	8.4	18.2	17.6

Effective tax rate excluding asbestos and tax adjustments – Effective tax rate excluding asbestos and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

Operating (loss) profit before income taxes	$(2.2)	$192.5	$(55.2)	$214.3

Asbestos:
Asbestos adjustments	62.7	(140.8)	182.5	(100.3)
AICF SG&A expenses	0.5	0.3	1.0	0.9
AICF interest income	(1.0)	(2.3)	(1.7)	(3.2)
Gain on AICF investments	(1.9)	—	(2.3)	—

Operating profit before income taxes excluding asbestos	$58.1	$49.7	$124.3	$111.7

Income tax expense	(17.4)	(39.0)	(42.3)	(59.4)
Tax adjustments	(3.5)	20.5	(3.8)	17.4

Income tax expense excluding tax adjustments	(20.9)	(18.5)	(46.1)	(42.0)

Effective tax rate excluding asbestos and tax adjustments	36.0%	37.2%	37.1%	37.6%

Media Release: James Hardie – 2nd quarter and Half Year FY10

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

EBIT	$(0.8)	$192.2	$(57.9)	$215.1
Depreciation and amortisation	14.8	14.6	29.8	28.6

EBITDA	$14.0	$206.8	$(28.1)	$243.7

General corporate costs excluding ASIC and domicile change related costs – General corporate costs excluding ASIC and domicile change related costs is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than general corporate costs. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q2	Q2	HY	HY
US$ Millions	FY 2010	FY 2009	FY 2010	FY 2009

General corporate costs	$14.3	$18.5	$26.8	$30.9

Excluding:
ASIC expenses	(0.4)	(5.0)	(1.0)	(6.5)
Domicile change related costs	(2.7)	(0.1)	(7.2)	(0.3)

General corporate costs excluding ASIC and domicile change related costs	$11.2	$13.4	$18.6	$24.1

Media Release: James Hardie – 2nd quarter and Half Year FY10

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	statements about our future performance;
•	projections of our results of operations or financial condition;
•	statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products;
•	expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants;
•	expectations that our credit facilities will be extended or renewed;
•	expectations concerning dividend payments;
•	statements concerning our corporate and tax domiciles and potential changes to them;
•	statements regarding tax liabilities and related audits and proceedings;
•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;
•	expectations about the timing and amount of contributions to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
•	expectations concerning indemnification obligations; and
•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “aim,” “will,” “should,” “continue” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of the Form 20-F filed with the US Securities and Exchange Commission on 25 June 2009, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF, any shortfall in the AICF and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer’s inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; our pending transformation to a Dutch “SE” company and proposal to transfer our corporate domicile from The Netherlands to Ireland to become an Irish “SE” company; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution you that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions.
Media Release: James Hardie – 2nd quarter and Half Year FY10